Filed by Fibria Celulose S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

Fibria Celulose S.A. (Commission File No.: 001-15018)

MATERIAL FACT

FIBRIA CELULOSE S.A. (“Fibria” or “Company”) (B3: FIBR3 | NYSE: FBR), in accordance with Article 157, paragraph 4th, of the Law n. 6.404/76, as amended (“Corporate Law”), and Article 2 of CVM Instruction No. 358/2002, as amended (“ICVM 358/2002”), hereby informs its shareholders and the market in general that Fibria has received the following information from its controlling shareholders Votorantim S.A. and BNDES Participações S.A. - BNDESPAR (collectively, the “Fibria Controlling Shareholders”).

“On March 15, 2018, Fibria Controlling Shareholders, Suzano Holding S.A. and the other controlling shareholders of Suzano Papel e Celulose S.A. (jointly, the “Suzano Controlling Shareholders”), with Suzano Papel e Celulose S.A. (“Suzano” and, together with Fibria, “Companies”), acting as intervening party, have entered into the Voting Agreement and other Obligations, by means of which Suzano Controlling Shareholders and Fibria Controlling Shareholders have agreed to exercise their voting rights in order to combine the operations and shareholding basis of Suzano and the Company (“Commitment”), through a corporate reorganization (“Transaction”).

The terms and conditions of the Transaction, briefly described below, will be included in the Protocol and Justification of a Merger of Shares and of Company (“Protocol”), to be submitted together with the appraisal reports and other applicable documents to the Boards of Directors of the Companies and executed by their management, as well as, in the proper time, to be submitted to the Extraordinary General Shareholders Meetings of both Companies.

I.   CORPORATE REORGANIZATION AND FINANCIAL BASIS OF THE TRANSACTION

Pursuant to the Commitment, a corporate reorganization shall be submitted to the shareholders of the Companies, which will result in: (a) the ownership by Suzano of all the shares issued by Fibria; and (b) the receipt by Fibria’s shareholders, for each common share issued by Fibria, of (i) fifty-two Reais and fifty cents (R$ 52.50), adjusted by the CDI variation from March 15, 2018 until the date of its effective payment, to be made in a single installment on the date of implementation of the Transaction (“Cash Installment”) and (ii) 0.4611 (zero comma, four, six, one, one) common shares of Suzano, adjusted according to the rules mentioned below (“Exchange Ratio”), to be also delivered on the date of the implementation of the Transaction.

In addition to the CDI adjustment, as indicated above, the Cash Installment will be adjusted as a consequence of any dividends, interest on net equity (juros sobre capital próprio) and other proceeds declared by the Companies as of the date hereof, except for the minimum mandatory dividend of Suzano and Fibria that have already been disclosed to the market. The Exchange Ratio will be proportionally adjusted in case of any stock splits (desdobramentos), reverse stock splits (grupamentos) and bonus stocks (bonificações) of Suzano and Fibria.

Holders of American Depositary Receipts (“ADRs”) which underlying asset are shares issued by Fibria will be entitled to receive ADRs from Suzano, subject to the same Exchange Ratio. Suzano will take the steps to: (i) obtain the registration of the Transaction with the Securities and Exchange Commission (or the exemption from registration); and (ii) listing Suzano’s ADRs in the same listing segment with the New York Stock Exchange - NYSE in which the ADRs issued by Fibria are currently listed.

Once the Transaction is implemented, the shares and the ADRs issued by Fibria will no longer be traded on B3 S.A. - Brasil, Bolsa, Balcão and on the NYSE, respectively.

According to the terms of the Commitment, in the event that any restrictions imposed by antitrust authorities in Brazil and/or abroad is considered excessively onerous, Suzano may choose not to consummate the Transaction and shall pay a fine to Fibria in the amount of seven hundred and fifty million reais (R$ 750,000,000.00). Such fine may also be due in case the Transaction is not consummated, as expressly provided for in the Commitment.

II.   CONDITIONS PRECEDENT FOR THE TRANSACTION

The implementation of the Transaction is subject to the fulfillment of conditions precedent usual for these type of transactions, including the approval by certain antitrust authorities in Brazil and abroad.

III.   EXCLUSIVITY AND PROHIBITION OF TRANSFER OF SHARES

Pursuant to the terms of the Commitment, Fibria Controlling Shareholders will not be allowed to negotiate or otherwise enter into any agreement with any third party for the purpose of effecting any transaction similar to the Transaction or that may affect or frustrate the implementation of the Transaction. Additionally, during the term of the Commitment, Suzano Controlling Shareholders and Fibria Controlling Shareholders undertake not to sell or otherwise dispose of their shares of Suzano or Fibria, as the case may be.

IV.   Adherence OF FIBRIA

Within fifteen (15) days from this date, the Fibria’s board of director shall resolve on Fibria’s adherence to the Commitment and its agreement to the terms of the Transaction.

V.   ACCESS TO INFORMATION AND DOCUMENTS

The Commitment and its annexes will be available to the Company’s shareholders, from the date hereof, at the Company’s headquarters, at the Company’s website (www.fibria.com.br/ri), as well as in the websites of the Brazilian Securities Commission (www.cvm.gov.br) and of B3 S.A - Brasil, Bolsa, Balcão (www.b3.com.br).

Any other information to be disclosed to the market will be made in due time, in accordance with the current legislation, including those required by CVM Rule No. 565, dated of June 15, 2015.”

Lastly, the Company informs that the Transaction will trigger withdrawal rights to Fibria’s dissenting shareholders. Withdrawal rights details, including the reimbursement amount, will be informed to the market in due time.

Until the date of the implementation of the Transaction, the Companies will carry out its activities in the ordinary course of business and will remain operating independently.

São Paulo, March 16 2018.

FIBRIA CELULOSE S.A.

Guilherme Perboyre Cavalcanti

Chief Financial and Investors Relations Officer

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

Additional Information and Where to Find It

In connection with the proposed transaction between Fibria Celulose S.A. (the “Company”) and Suzano Papel e Celulose S.A. (“Suzano”) (the “Proposed Transaction”), the Company and Suzano may file relevant materials with the United States Securities and Exchange Commission (the “SEC”) including, in the case of a registered offering in the United States, a registration statement of Suzano on Form F-4 (unless an exemption therefrom is available). The Form F-4 (if and when filed) will contain a prospectus and other documents.  INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE FORM F-4 AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, SUZANO AND THE PROPOSED TRANSACTION AND RELATED MATTERS. The Form F-4 (if and when filed) and all other documents filed with the U.S. SEC in connection with the Proposed Transaction will be available when filed, free of charge, on the U.S. SEC’s website at www.sec.gov. In addition, the Form F-4 (when filed) all other documents filed with the U.S. SEC in connection with the Proposed Transaction will be made available, free of charge, to U.S. shareholders of the Company on the Company’s website at http://www.fibria.com.br.

FORWARD LOOKING STATEMENTS

This communication contains certain statements that are “forward-looking” statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Words such as “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “hope”, “intend”, “may”, “might”, “should”, “would”, “will”, “understand” and similar words are intended to identify forward looking statements.  These forward-looking statements include, but are not limited to, statements regarding the Proposed Transaction.  There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication.  For example, the expected timing and likelihood of completion of the Proposed Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Proposed Transaction that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the agreements relating to the Proposed Transaction, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the shares of the  Company or Suzano, the risk that the Proposed Transaction and its announcement could have an adverse effect on the ability of the Company and Suzano to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, and other factors.  All such factors are difficult to predict and are beyond the Company’s control, including those detailed in the Company’s annual reports on Form 20-F and current reports on Form 6-K that are available on its website at http://www.fibria.com.br and on the SEC’s website at http://www.sec.gov.  The Company’s forward-looking statements are based on assumptions that the Company believes to be reasonable but that may not prove to be accurate.  The Company undertakes no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances that occur, or which we become aware of, except as required by applicable law or regulation. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.